Position Statement of Alkaloida Chemical Company Exclusive Group Ltd.

Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), the largest shareholder of Taro Pharmaceutical Industries Ltd. (“Taro”), with 14,356,427 ordinary shares, is pleased to submit this position statement to its fellow Taro shareholders. Alkaloida is a subsidiary of Sun Pharmaceuticals Industries Ltd. (“Sun”) and, as Taro has acknowledged, is the company that saved Taro from the precipice of bankruptcy to which its current management, controlled by the Levitt family, had driven it in 2007.

With regard to items 1, 2, 3 and 4 on the agenda for Taro’s forthcoming annual general meeting, we wish to note as follows:

1.
Item 1 of the agenda - Taro has asked you to vote for the re-election of eight of its existing directors, and has even expended vast sums of corporate funds, in violation of Israeli law, in an attempt to entrench these directors in their positions.  This is the same board of directors that has failed to meet its basic legal obligations to publish audited financial statements for over three years. Even the audited financial statements that it has published, for years prior to 2006, are in the process of being restated.  These directors have consistently made promises to you that they will correct their ongoing failure to publish financial statements, and have never kept their word to you. Due to this continuing failure of these directors, your shares in Taro have been delisted from any regular trading market in the US. After several earlier unmet time estimates, in February 2009, they told you that they were “hopeful” that they would publish audited financial statements for 2006 in “the near term”, but this didn’t happen.  In May 2009, they promised to publish these financial statements “by the end of the current quarter”, i.e. by June 30, 2009, and again they failed to keep their word to you.  Now, Taro has received notice from the SEC that its shares may be deregistered entirely, making it practically impossible for you to sell your shares.  We urge you to replace these directors before the SEC takes this drastic step, which could permanently impair the value of your shares. Re-electing these directors to their positions would simply constitute a reward, at your expense, for continuing mismanagement of Taro. We urge you to vote against these nominees.

2.
Item 2 of the agenda - Taro has asked you to vote for the nomination of two candidates to serve as external directors of Taro. Although these directors are supposed to represent the interests of Taro’s public shareholders, i.e. those who are not members of the Levitt family, Taro has not consulted with its minority shareholders in the selection process.  Instead, it has chosen two former insiders of Taro. Taro has not shown any reason to believe that these nominees will not be beholden to the Levitt family. We urge you to vote against these nominees.

3.
Items 3 and 4 of the agenda - Taro has asked you to vote to grant special benefits for certain of its current and former directors. These same directors, who have failed to publish audited financial statements for any year since 2006, are now asking you to exempt them from any legal responsibility for their performance as directors.  Moreover, Taro is also asking you to approve a widely expanded indemnification agreement for these directors.  This proposed indemnification agreement contains 28 additional exclusions when compared to the previous indemnification agreement purportedly entered into with these directors.  If these resolutions were to be approved and then upheld by an Israeli court, the result would be that upon these directors being held liable by a court for their failures as directors, including their failure to publish financial statements which has already led to the Company’s shares being delisted from trading, your company will be required to pay their damages for them and reimburse them for their legal expenses.  Taro’s directors are seeking to use your money to protect their failures.

This sudden desire by the Taro directors to seek legal protection from your company can only be understood in the context of the continuing proxy battle being waged by these directors, at your expense, to maintain the control of the Levitt family over Taro.  At the time that Alkaloida invested close to $60 million in Taro, saving it from near-certain bankruptcy, it also entered into an agreement with the Levitt family allowing Sun to buy their shares in Taro.  The Levitt family has refused to comply with this agreement, and continues to prevent the sale of its shares in Taro to Alkaloida in violation of its contractual obligations.  The remaining directors of Taro, all of whom were selected for their positions by the Levitt family and continue to hold office on account of the disproportionate voting rights held exclusively by the Levitt family, have waged an expensive legal campaign, with your company’s resources and in the face of strong criticism from the Israeli courts, to keep the Levitt family in control of Taro. We have no doubt that this vastly expanded indemnification is simply a payback from the Levitt family to these directors for their efforts on behalf of the Levitts. We believe that the earlier attempts by Taro to indemnify its directors were defective and that this resolution will also not be upheld by the Israeli courts, not least because it has been effectively designed to serve the interests of Taro’s controlling shareholders at the expense of the public shareholders. We urge you to vote against this resolution to spare the company the additional expenditure of defending it in court.